

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

December 9, 2008

Mr. David Davis
Chief Financial Officer
Oncor Electric Delivery Transition Bond Company LLC
1601 Bryan Street
Dallas, Texas 75201

> **Re:** **Oncor Electric Delivery Transition Bond Company LLC**
> **Form 10-K for the Year Ended December 31, 2007**
> **File No. 333-91935**

Dear Mr. Davis:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief